NO ACT

PE 11-25-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08070046

December 19, 2008

Received SEC

DEC 19 2008

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-19-08

Diane Holt Frankle
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA 94303-2215

Re: AMN Healthcare Services, Inc.
Incoming letter dated November 25, 2008

Dear Ms. Frankle:

This is in response to your letter dated November 25, 2008 concerning the shareholder proposal submitted to AMN Healthcare by Diane K. Stumph. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Diane K. Stumph

*** FISMA & OMB Memorandum M-07-16 ***

December 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AMN Healthcare Services, Inc.
Incoming letter dated November 25, 2008

The proposal requests that the board initiate the appropriate process to amend the company's bylaws to provide that director nominees shall be elected by the affirmative vote of a majority of votes cast at an annual meeting, with a plurality vote standard retained for contested director elections.

There appears to be some basis for your view that AMN Healthcare may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if AMN Healthcare omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DLA PIPER

RECEIVED

2008 NOV 26 AM 10: 50

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2215
www.dlapiper.com

Diane Holt Frankle
diane.frankle@dlapiper.com
T 650.833.2026
F 650.687.1168

November 25, 2008

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERVICE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: AMN Healthcare Services, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of AMN Healthcare Services, Inc., a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by Diane K. Stumph (the "***Proponent***"), and received by the Company on November 12, 2008, may properly be omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2009 annual meeting of stockholders (the "***2009 Meeting***").

For the reasons stated herein, we respectfully request that the Staff concur in our view that the Proposal and the Supporting Statement may be excluded from the Proxy Materials under Rule 14a-8(i)(10) as "substantially implemented" because the Company's Board of Directors (the "***Board***") has adopted an amendment to the Company's Bylaws that substantially implements the Proposal (the "***Bylaw Amendment***"). Accordingly, we request that, the Staff concur that the Company may exclude the Proposal and the Supporting Statement from its Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of the following:

1. This letter;

2. The Proposal and the Supporting Statement submitted by the Proponent, attached hereto as <u>Exhibit A</u>; and

3. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. We understand that the Staff has confirmed that Rule 14a-8(k) requires proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponent that if she elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The precatory Proposal asks the Board to "initiate the appropriate process to amend the Company's by-laws to provide that director nominees shall be elected by the affirmative vote of the majority of the votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceed the number of board seats."

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (January 24, 2001); *The Gap, Inc.* (March 8, 1996); and *Nordstrom, Inc.* (February 8, 1995). Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

In the case of proposed amendments to a company's governing instruments, the Staff has consistently permitted companies to exclude proposals under Rule 14a-8(i)(10) when the company has already amended its governing instruments in the manner suggested by the proposal. *Honeywell International Inc.* (January 31, 2007) (allowing the company to exclude a proposal that requested the board to amend the company's governing instruments to require that any future or current poison pill be subject to stockholder vote); *The Dow Chemical Co.* (March 2, 2006) (agreeing that the company could exclude a proposal that requested the board to amend the company's governing instruments to declassify its board of directors) and *AT&T Inc. (TelCo Retirees)* (January 18, 2007) (allowing the company to exclude a proposal requesting the board to amend the company's governance documents to provide that directors be elected by a majority vote of shares represented in person or by proxy in uncontested elections).

As disclosed in the Company's Current Report on Form 8-K filed with the Commission on November 25, 2008 (the "***November 2008 Form 8-K***"), the Company has amended Section 3.3 of the Company's Bylaws through the Bylaw Amendment to replace the plurality voting standard for the election of Directors with a majority voting standard. A copy of the amended Section 3.3 of the Company's Bylaws is attached hereto as **Exhibit B**. The amended Section 3.3 provides that:

> ... at any meeting of Stockholders for the election of one or more Directors at which a quorum is present, each Director shall be elected by the vote of a majority of the votes cast with respect to the Director, provided that if, as of a date that is ten (10) days in advance of the date on which the Corporation files its definitive proxy statement with the SEC (regardless of whether thereafter revised or supplemented), the number of nominees for Director exceeds the number of directors to be elected, the Directors shall be elected by the vote of a plurality of the votes cast by the Stockholders entitled to vote at the election. For purposes of this Section 3.3, a majority of the votes cast means that the number of shares voted "for" a Director exceeds the number of votes cast "against" that Director. The following shall not be votes cast: (a) a share whose ballot is marked as withheld; (b) a share otherwise present at the meeting but for which there is an abstention; and (c) a share otherwise present at the meeting as to which a shareholder gives no authority or direction.

The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when a company implements a majority election requirement for uncontested directors that is consistent with the provisions and means advocated in the stockholder proposal. *See*, *The Dow Chemicals Co.* (March 3, 2008); *Citigroup Inc.* (March 8, 2007); *American Int'l Group, Inc.* (March 12, 2008); *Pep Boys* (April 2, 2008) and *AT&T Inc. (TelCo Retirees)* (January 18, 2007).

As explained above, the Company's Board has implemented the requested actions with the same provisions and in the same means sought by the Proposal. Specifically, the Proposal requests that (1) the board of directors initiate the appropriate process to amend the Company's bylaw specifying that (2) the director nominees shall be elected by the affirmative vote of the majority of the votes cast, (3) with a plurality vote standard retained for contested director elections, that is, when the number of directors nominees exceeds the number of board seats. Similarly, (1) the Board of Directors adopted the Bylaw Amendment specifying that (2) directors shall be elected by a majority of the votes cast with respect to the director, (3) except that directors shall be elected by a plurality of the votes cast by the stockholders entitled to vote at the election if within a certain amount of days before the Company files its definitive proxy statement with the Commission the number of nominees exceeds the number of directors to be elected. The additional specificity provided in the Bylaw Amendment by the choice of a date for determining whether an election of directors is contested, and the definition of "votes cast" are each entirely consistent with the Proposal and are in furtherance of its implementation. Thus, the Board has provided the same provisions and implemented the Bylaw Amendment in the same means as sought by the Proposal. Consistent with extensive precedent, the Bylaw Amendment substantially implements the Proposal notwithstanding differences in the precise language used. *See*, *The Dow Chemicals Co.* (March 3, 2008); *Citigroup Inc.* (March 8, 2007); *American Int'l Group, Inc.* (March 12, 2008); *Pep Boys* (April 2, 2008) and *AT&T Inc. (TelCo Retirees)* (January 18, 2007). Because the Bylaw Amendment provides precisely the action sought by the Proposal, it substantially implements the Proposal, and accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10).

The Supporting Statement notes that "the Board can consider developing post election procedures to address the status of directors that fail to win election." The Supporting Statement notes that such a policy would reserve "for the Board an important post-election role in determining the continued status of an unelected director." As disclosed in the November 2008 Form 8-K, the Company has also amended its

Bylaws to provide that directors are required to tender their resignation if they fail to receive the required vote in an election. Section 3.3 of the Company's Bylaws, as amended, states in pertinent part:

> If a Director then serving on the Board of Directors does not receive the required majority, the Director shall tender his or her resignation to the Board. Within ninety (90) days after the date of the certification of the election results, the Corporate Governance Committee or other committee that may be designated by the Board will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken and the Board will act on such committee's recommendation and publicly disclose its decision and the rationale behind it.

Additional procedural matters are addressed in the Corporate Governance Guidelines. Accordingly, the Bylaws also address the underlying concern in the Supporting Statement as to the need for a post-election director resignation policy.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal and the Supporting Statement from its Proxy Materials for the 2009 Meeting. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience. If the Staff has any questions or comments regarding the foregoing, please contact me at (650)-833-2026.

Sincerely,

DLA PIPER LLP (US)

Diane Holt Frankle / sms

Diane Holt Frankle

Enclosures

cc: Diane K. Stumph
Douglas Wheat, Chairman of the Board
Andrew Stern, Chairman, Corporate Governance Committee
Susan R. Nowakowski, CEO and President
Denise L. Jackson, General Counsel

Exhibit A

Proposal and Supporting Statement:

Majority Voting in Director Elections

Resolved: That the shareholders of our Company hereby request that the Board of Directors initiate the appropriate process to amend the Company's by-laws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards.

Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. That means that even if 99.99% were "withheld" from a director, that same director could still be serving on the Board if she/he received as little as 0.01% of the vote.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, General Electric, Motorola, Texas Instruments, Safeway, Home Depot, Gannett, and Supervalu, have adopted a majority vote standard in company by-laws. Additionally, these companies have adopted bylaws or policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded partially to the call for change by adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of the submission of this proposal, our Company and its Board had not taken either action.

With a majority vote standard in place, the Board can consider developing post election procedures to address the status of directors that fail to win election. A combination of a majority vote standard and a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, while reserving for the Board an important post-election role in determining the continued status of an unelected director. We feel this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

Sixty-one (61) proposals on this topic won on average of 51.7% of the vote in 2007 and 2008 - including 28 resolutions receiving majority votes, according to RiskMetrics.

We urge your support FOR this important reform.

Exhibit B

(Adopted by the Board of Directors on November 24, 2008
Effective on November 25, 2008)

Section 3.3 Election. Except as otherwise required by applicable law or by the Certificate of Incorporation, at any meeting of Stockholders for the election of one or more Directors at which a quorum is present, each Director shall be elected by the vote of a majority of the votes cast with respect to the Director, provided that if, as of a date that is ten (10) days in advance of the date on which the Corporation files its definitive proxy statement with the SEC (regardless of whether thereafter revised or supplemented), the number of nominees for Director exceeds the number of directors to be elected, the Directors shall be elected by the vote of a plurality of the votes cast by the Stockholders entitled to vote at the election. For purposes of this Section 3.3, a majority of the votes cast means that the number of shares voted "for" a Director exceeds the number of votes cast "against" that Director. The following shall not be votes cast: (a) a share whose ballot is marked as withheld; (b) a share otherwise present at the meeting but for which there is an abstention; and (c) a share otherwise present at the meeting as to which a shareholder gives no authority or direction. If a Director then serving on the Board of Directors does not receive the required majority, the Director shall tender his or her resignation to the Board. Within ninety (90) days after the date of the certification of the election results, the Corporate Governance Committee or other committee that may be designated by the Board will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken and the Board will act on such committee's recommendation and publicly disclose its decision and the rationale behind it.

If the Chairman of the Board is an officer of, or is employed in an executive or any other capacity by, the Corporation, or if there is an Executive Chairman, the Board shall annually elect a Presiding Director and shall fill any vacancies in the position of Presiding Director at such time and in such manner as the Board shall determine.

RECEIVED

NOV 12 2008

AMN Healthcare, Inc.
Legal Department

Diane K. Stumph

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2008

By Messenger

AMN Healthcare Services
12400 High Bluff Drive, Suite 100
San Diego, California 92130
Attention: Denise Jackson, Esq.
Corporate Secretary

Re: Stockholder Proposal

Dear Denise:

I am the beneficial owner of at least $2,000 in market value of AMN common stock, which I am able to vote at a meeting of AMN's stockholders. I have held these shares for at least one year prior to today. I have included a copy of a letter from my broker at Merrill Lynch confirming this information. I confirm to AMN that I intend to continue to hold these shares through the date of AMN's 2009 annual meeting of stockholders.

I am hereby notifying AMN that I am going to put forward a stockholder proposal at the AMN annual stockholders meeting in 2009. A copy of my proposal is attached. I am requesting that the company include my proposal in its proxy statement for the meeting. I am also requesting that AMN place my proposal on the company's proxy card. My request is being made under SEC Rule 14a-8.

Please feel free to contact me in writing at the address above if you have any questions regarding this letter or the enclosures.

Sincerely,

Encls.

Global Private Client

4365 Executive Drive, Suite 650
San Diego, California 92121
858 677 1300 Main
800 417 3309 Toll Free

Merrill Lynch

Diane K. Stumph

*** FISMA & OMB Memorandum M-07-16 ***

Dear Diane,

This letter is to confirm that as of November 12th 2008, you have continuously held 600 shares of AMN Healthcare Services common stock in your Merrill Lynch account for at least one year.

Sincerely,

John Lohrenz
Resident Director
Vice President
Financial Advisor

Majority Voting in Director Elections

Resolved: That the shareholders of our Company hereby request that the Board of Directors initiate the appropriate process to amend the Company's by-laws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards.

Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. That means that even if 99.99% were "withheld" from a director, that same director could still be serving on the Board if she/he received as little as 0.01% of the vote.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, General Electric, Motorola, Texas Instruments, Safeway, Home Depot, Gannett, and Supervalu, have adopted a majority vote standard in company by-laws. Additionally, these companies have adopted bylaws or policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded partially to the call for change by adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of the submission of this proposal, our Company and its Board had not taken either action.

With a majority vote standard in place, the Board can consider developing post election procedures to address the status of directors that fail to win election. A combination of a majority vote standard and a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, while reserving for the Board an important post-election role in determining the continued status of an unelected director. We feel this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

Sixty-one (61) proposals on this topic won on average of 51.7% of the vote in 2007 and 2008 – including 28 resolutions receiving majority votes, according to RiskMetrics.

We urge your support FOR this important reform.

END